FOR IMMEDIATE RELEASE                                                                                                                 CONTACT:Farlin Halsey(403) 295-4970
                                                                                                                                     INVESTOR CONTACT:Sonia Ross(403) 295-4532

NovAtel Inc. Acquires Antenna Developer Antcom Corporation
 Acquisition broadens market opportunities, product offerings and customer base

(Calgary, Alberta, Canada, September 18, 2007) - NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, has acquired privately-held Antcom Corporation (Antcom), located in Torrance, California.  Antcom is a communication company that specializes in the design, development and manufacturing of antenna and microwave products for commercial and military customers in the space, ground and avionics telecommunications markets.  Under the terms of the agreement, NovAtel will acquire Antcom for US $5.0 million in cash and an additional US $1.0 million in cash subject to Antcom’s achievement of certain financial targets for the calendar year ended December 31, 2007.

“With this acquisition, NovAtel reinforces its commitment to continually broaden our base of precise positioning technology and OEM solutions, giving our worldwide customer base convenient access to an expanded offering of GPS, GNSS and other antenna products,” said Farlin Halsey, Vice President, Corporate Strategy and Alliances.  “Through providing immediate access to NovAtel’s customers, dealers and distributors worldwide and through new product applications, we believe we can achieve a significant increase in our total addressable market.”

“The Antcom acquisition represents a significant moment in NovAtel’s history as we expand into multi-site, multi-national business operations,” stated Jon Ladd, NovAtel’s President and CEO.  “A key element of NovAtel’s growth strategy is to create strategic partnerships and acquire businesses that have complementary technology, products and provide access to markets.  Antcom is not only a profitable and successful antenna company with leading complementary technology and a broad range of customers; Antcom also represents a growth platform for NovAtel, due to the numerous customer, market and technology synergies between our two companies.  Together, the NovAtel and Antcom teams will be working to develop these future opportunities with a stronger, combined antenna product roadmap.”

“As one of the founders of Antcom, I am very pleased that our business will continue under the ownership of NovAtel,” said Sean Huynh, Vice President of Antcom.  “Our antenna technology and North American customer base aligns very well with NovAtel’s and we share their focus on providing innovative, highly competitive technology with compelling price/performance.  The Antcom team is looking forward to joining NovAtel and being able to expedite our product plans and growth targets.”

Antcom will continue to operate in Torrance, California and sell products under the Antcom brand.  Antcom will be operating in a business-as-usual fashion and customers and suppliers should expect no changes or disruptions in service or changes in their Antcom contacts.

NovAtel expects Antcom to contribute revenues of US $7.0 - $7.4 million and be marginally accretive at the net income level over the first twelve months of operation.

About Antcom

Antcom (www.antcom.com) produces a variety of high quality antenna products, including satellite-borne, ground-based, GPS, avionics and fixed/mobile wireless antennas, as well as unique antenna design and analysis software.  Antcom’s revenues currently come primarily from the sale of antennas for GNSS, UHF/L/S/C bands, Inmarsat, Beidou, Iridium, Globalstar, XM and Thuraya Operation.  In addition, Antcom’s microwave device products consist of wide-band power dividers, beam forming networks, filters and low noise amplifiers.

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology.  The Company’s mission is to provide exceptional return on investment and outstanding service to our customers.  An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and firmware that are integrated into high precision positioning applications worldwide.  These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India.  The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs).  For more information, visit www.novatel.com.

Certain statements in this press release, including those about the Company’s future plans and intentions, future performance, revenue and market acceptance of Antcom Corporation’s business and technology, risk factors, long-term growth prospects, levels of activity or other future events, are forward-looking statements.  These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities.  Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, the impact and timing of large orders, dependence on key customers, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, including the proposed merger between Sokkia Co. Ltd. and Topcon Corp., vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel.  These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements.  These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.